15045231

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

tk 2/23/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T CAPITAL FUNDING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 N. Wymore Road, Suite 120
(No. and Street)

Maitland (City) FL (State) 32751 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Kassof (321) 214-3012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name – *if individual, state last, first, middle name*)

1700 BROADWAY (Address) NEW YORK (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

02 2/20/15

OATH OR AFFIRMATION

I, Linda Kassof, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T CAPITAL FUNDING, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

VERONIKA DAVIS
MY COMMISSION #FF166488
EXPIRES October 18, 2018
(407) 398-0153 FloridaNotaryService.com

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T CAPITAL FUNDING, LLC

ANNUAL AUDITED REPORT
FORM X-17A-5 PART III
SEC FILE NO. 8-66106

YEAR ENDED DECEMBER 31, 2014

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

T CAPITAL FUNDING, LLC

Contents

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
T Capital Funding, LLC

We have audited the accompanying statement of financial condition of T Capital Funding, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of T Capital Funding, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T Capital Funding, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of T Capital Funding, LLC's financial statements. The supplemental information is the responsibility of T Capital Funding, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

FRIEDMAN LLP

New York, New York
February 2, 2015

1700 BROADWAY, NEW YORK, NY 10019 T 212.842.7000 F 212.842.7001 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

T CAPITAL FUNDING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	738,229
Accounts receivable		5,000
Due from affiliate		10,268
Prepaid expenses		15,170
Fixed assets, less accumulated depreciation of $10,699		7,555
	$	776,222

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	6,817
Due to other broker-dealers		27,500
Due to affiliate		20,808
		55,125
Commitment and contingencies		
Member's Equity		721,097
	$	776,222

The accompanying notes are an integral part of these financial statements.

T CAPITAL FUNDING, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues		
Brokerage commission income	$	1,842,949
Other income		105,000
Interest income		507
		1,948,456
Expenses		
Employee compensation and benefits		605,554
Commissions		137,918
Compensation other broker-dealers		130,500
Professional fees		146,930
Licenses and registrations		22,541
Occupancy		19,562
General and administrative other		19,748
		1,082,753
Net income	**$**	**865,703**

The accompanying notes are an integral part of these financial statements.

T CAPITAL FUNDING, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Member's equity, January 1, 2014	$	555,394
Member distributions		(700,000)
Net income		865,703
Member's equity, December 31, 2014	$	721,097

The accompanying notes are an integral part of these financial statements.

T CAPITAL FUNDING, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities		
Net income	$	865,703
Adjustments to reconcile net income to net cash provided by operating activites:		
Depreciation expense		3,966
Changes in assets and liabilities		
Accounts receivable		70,000
Due from affiliate		(10,268)
Prepaid expenses		(1,078)
Accounts payable and accrued expenses		(26,085)
Due to other broker-dealers		27,500
Due to affiliate		15,808
Net cash provided by operating activities		945,546
Cash flows from investing activities		
Disposal of fixed asset		813
Cash flows from financing activities		
Member distributions		(700,000)
Net increase in cash and cash equivalents		246,359
Cash and cash equivalents, beginning of year		491,870
Cash and cash equivalents, end of year	$	738,229

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

T Capital Funding, LLC (the "Company") was organized on June 30, 2003 and is wholly owned by Taurus Investment Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company, acting as a broker-dealer, earns commissions from financing for real estate projects.

The Company operates under the provisions of subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, accordingly, exempt from the operating provisions of Rule 15c3-3.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a bank and investments with maturities of three months or less from date of purchase. Cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful life of 5 years.

Revenue Recognition

Brokerage commission income is earned primarily from services as a broker-dealer in obtaining equity contributions for the owners of real estate projects.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax purposes. The Company's taxable income or loss is reportable on the member's income tax return.

Federal income tax returns for the member for years prior to 2011 are no longer subject to examination by tax authorities. State and local income tax returns for the member for years prior to 2010 are no longer subject to examination by tax authorities.

NOTE 2 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provisions. At December 31, 2014, the Company had net capital of $683,104 which exceeded requirements by $678,104. The ratio of aggregate indebtedness to net capital was .08 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

NOTE 3 - RELATED PARTY TRANSACTIONS

All of the Company's brokerage commission income during 2014 was derived from affiliated entities. The Company reimburses the member for certain expenses including its allocable share of rent, accounting and bookkeeping services, payroll and benefits and certain administrative expenses. Reimbursements for the year ended December 31, 2014 were approximately $629,324. The Company has a due to affiliate in the amount of $20,808 related to the shared expenses which is reflected on the accompanying statement of financial condition. Amounts due from (to) affiliates are not interest bearing and have no specified due date.

NOTE 4 – LEASE COMMITMENTS

The Company leases office space from a related party under a non-cancelable operating lease expiring in 2020. Additional rental payments are required based on proportionate share of real estate taxes and operating expenses.

Future minimum annual rentals, excluding real estate taxes and operating expenses, are approximately as follows:

Year Ending December 31,	
2015	$ 12,000
2016	12,000
2017	12,000
2018	12,000
2019	12,000
Thereafter	2,000
	$ 62,000

Rent expense for the year ended December 31, 2014 was $19,562.

NOTE 5 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014

T CAPITAL FUNDING, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

Computation of net capital		
Total member's equity	$	721,097
Deductions and/or charges		
Non-allowable assets		37,993
Net capital	$	683,104
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	6,817
Due to broker-dealers		27,500
Due to affiliate		20,808
Aggregate indebtedness	$	55,125
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	3,675
Minimum dollar requirement		5,000
Minimum capital requirement (greater of 6 2/3% of aggregate indebtedness or minimum dollar requirement)	$	5,000
Excess net capital	$	678,104
Excess net capital at 1000 percent	$	677,104
Percentage - Aggregate indebtedness to net capital		8.07%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

No material differences exist in this computation of net capital and the computation included in the Company's FOCUS Report.

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
T Capital Funding, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption Report from SEC Rule 15c3-3, in which (1) T Capital Funding, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which T Capital Funding, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) T Capital Funding, LLC stated that T Capital Funding, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. T Capital Funding, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about T Capital Funding, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP

New York, New York
February 2, 2015

T CAPITAL FUNDING, LLC
610 N. Wymore Road, Suite 120
Maitland, Florida 32751
Phone: (321) 280-5235 Fax (407) 641-8446

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 5, 2015

FRIEDMAN LLP
1700 Broadway
New York, NY 10019

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

T Capital Funding, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Julie Capuder

Title: CCO

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
T Capital Funding, LLC

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by T Capital Funding, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Capital Market Compliance, LLC, solely to assist you and the other specified parties in evaluating T Capital Funding, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). T Capital Funding, LLC's management is responsible for T Capital Funding, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

(Continued)

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

FRIEDMAN LLP

New York, New York
February 2, 2015

T CAPITAL FUNDING, LLC

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED DECEMBER 31, 2014

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2014		$ 4,545
Payment schedule		
SIPC-6 assessment	07/23/14	1,518
SIPC-7	01/30/15	3,027
Balance due		$ -0-

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066106
T CAPITAL FUNDING, LLC
610 N. WYMORE ROAD, SUITE 120
MAITLAND, FL 32751

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2) $4,545

B. Less payment made with SIPC-6 filed (exclude interest) (1,518)
7/23/14
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 3,027

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $3,027

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $3,027

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

T CAPITAL FUNDING, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Manager
(Title)

Dated the 04 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 20 14 and ending DEC 31, 20 14
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,948,456
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	130,500
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	130,500
2d. SIPC Net Operating Revenues	$1,817,956
2e. General Assessment @ .0025	$4,545

(to page 1, line 2.A.)